

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Brian Donahoo
Chief Executive Officer
AppFolio, Inc.
50 Castilian Drive
Goleta, California 93117

> **Re: AppFolio, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2015**
> **File No. 333-204262**

Dear Mr. Donahoo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter, dated May 14, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 and the written communications that were supplementally provided. It appears that a video was presented to potential investors. Please supplementally provide us with any video presentations or written transcripts.

Prospectus Summary

Our Market Opportunity, page 4

2. We note your response to prior comment 8. Please revise to include the substance of your response in the registration statement.

Risk Factors

Risks Related to Our Business and Our Industry

"Our estimates of market opportunity are subject to significant uncertainty…", page 23

3.   You caution investors not to place undue reliance on your market opportunity estimates. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. This comment also applies to your disclosure on page 45.

Use of Proceeds, page 46

4.   Please disclose in this section how the interest rate on the outstanding indebtedness under your credit facility with Wells Fargo Bank, N.A. is calculated or include a cross-reference to the discussion in your Liquidity and Capital Resources discussion. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 58

5.   We note your response to prior comment 16. It appears from the supplemental materials that you have provided in response to prior comment 2 that you have discussed your renewal rates with potential investors but not your annual dollar-based net expansion rate. Given the statement in your response that the net expansion rate provides a better measure of performance than customer renewal rate, tell us why management chose to discuss your renewal rate rather than the net expansion rate with potential investors.

Contractual Obligations and Other Commitments, page 67

6.   We note that you entered into a term loan and credit facility in March 2015 which is a material change to the information provided in the table. Please revise to discuss the term loan and credit facility in the contractual obligation table's narrative discussion.

Management

Committees of the Board of Directors, page 105

7.   We note your response to prior comment 23. Please tell us how you considered Rule 10A-3(e)(1)(iii) in determining that Mr. von Blottnitz is not an affiliate of the company. In this regard, please describe Mr. von Blottnitz's role as venture partner at BV Capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: C. Craig Carlson, Esq.
        Stradling Yocca Carlson & Rauth, P.C.